CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)

Global Medium-Term Notes, Series A	$2,660,000	$304.84

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933

Pricing Supplement dated December 16, 2011 (To the Prospectus dated August 31, 2010, the Prospectus Supplement dated May 27, 2011 and Index Supplement dated May 31, 2011)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-169119

$2,660,000 Autocallable Notes due June 21, 2012 Linked to the S&P GSCI® Brent Crude Index Excess Return Global Medium-Term Notes, Series A

General

•                   The Notes are designed for investors who seek early exit prior to maturity at a premium if the closing level of the Index is at or above the call level on any of the review dates.  If the Notes are not called, investors are protected at maturity against up to a 20% decline of the Index but will lose some or all of their principal if the Index declines by more than 20% over the term of the Notes.  Investors in the Notes should be willing to accept this risk of loss and be willing to forgo interest in exchange for the opportunity to receive a premium payment if the Notes are called.

•                   The first review date, and therefore the earliest call date, is March 16, 2012.

•                   Senior unsecured obligations of Barclays Bank PLC maturing June 21, 2012.

•                   Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.

•                   The Notes priced on December 16, 2011 (the “pricing date”) and are expected to issue on December 21, 2011 (the “settlement date”).

Key Terms	Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.
Issuer:	Barclays Bank PLC
Reference Asset:

S&P GSCI® Brent Crude Index Excess Return (Bloomberg ticker symbol “SPGCBRP <Index>“) (the “Index”).  For a description of the Index, see the information set forth under “Description of the Reference Asset” in this pricing supplement.

Automatic Call:

If on any review date, the closing level of the Index is greater than or equal to the call level, the Notes will be automatically called for a cash payment per Note determined as set forth under “Call Price” below.

Call Level:	747.9651, which is 100% of the initial level
Call Price:

If the Notes are redeemed pursuant to an Automatic Call, on the applicable Call Settlement Date, you will receive your principal amount plus a call premium equal to 6.75% of the principal amount of your Notes.

Payment at Maturity:

If the Notes are not called and a mandatory redemption is not triggered, you will receive a payment at maturity determined as follows:

•      If the reference asset return is greater than or equal to -20%, you will receive the principal amount of your Notes at maturity.

•      If the final level declines from the initial level by more than 20%, your investment will be fully exposed to any decline in the reference asset.  Accordingly, if the reference asset return is less than -20%, your payment per $1,000 principal amount Note will be calculated as follows:

$1,000 + [$1,000 x Reference Asset Return]

If the Notes are not subject to an Automatic Call, you will lose some or all of your investment at maturity if final level declines from the initial level by more than 20%,

Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Selected Risk Considerations —Credit of Issuer” in this pricing supplement.

Reference Asset Return:	The performance of the Index from the initial level to the final level, calculated as follows: Final Level – Initial Level Initial Level
Initial Level:	747.9651, the closing level of the Index on the pricing date.
Final Level:	The closing level of the Index on the final valuation date.
Call Settlement Date:

If the Notes are subject to an Automatic Call, payment will be made on the fifth business day after the applicable review date; provided, however, if the Notes are called on June 18, 2012, the Cash Settlement Date will be the maturity date.

Review Dates:	Each day from and including March 16, 2012 to and including the final valuation date.
Final Valuation Date[1]:	June 18, 2012
Maturity Date[1]:	June 21, 2012
Change in Law Redemption Event:

Upon the occurrence of a Change in Law (as defined below) that, in our sole determination, would, or is reasonably likely to:  (i) have an adverse effect upon, or otherwise require us or our affiliates to unwind or terminate, in whole or in part, any of the positions, transactions or contractual arrangements pursuant to which we or our affiliates have hedged, individually or on a portfolio basis, our obligations under the Notes; or (ii) restrict our ability, or make it reasonably impracticable, to maintain existing hedging positions, enter into future transactions or contractual arrangements, or to establish or modify positions, to hedge, individually or on a portfolio basis, our obligations under the Notes, we may, but are not obligated to, redeem the Notes in whole (but not in part) in accordance with the provisions set forth herein at the redemption amount on the redemption date. See “Change in Law Redemption Event” in this pricing supplement.

Hedging Disruption Redemption Event:

Upon the occurrence of a Hedging Disruption Event (as defined below), we may, but are not obligated to, redeem the Notes in whole (but not in part) at our sole discretion at the redemption amount on the redemption date.  See “Hedging Disruption Redemption Event” in this pricing supplement.

Redemption Amount:

In the case of a Change in Law Redemption Event or a Hedging Disruption Redemption Event, the redemption amount will be equal to an amount determined in good faith in a commercially reasonable manner by the calculation agent, in its sole discretion, taking into account the latest available quotations for the Index, the futures contracts comprising the Index and any other information that it deems relevant.

Redemption Date:

The fifth business day following the date on which we provide written notice to the Depository Trust Company (“DTC”) of our election to redeem the Notes pursuant to a Change in Law Redemption Event or Hedging Disruption Redemption Event (the “Notice Date”).

Calculation Agent:	Barclays Bank PLC
CUSIP/ISIN:	06738KD99/ US06738KD994

1                     Subject to postponement in the event of a market disruption event as described under “Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Commodities” in the prospectus supplement.

Investing in the Notes involves a number of risks.  See “Risk Factors” beginning on page S-6 of the prospectus supplement, “Risk Factors” beginning on page IS-2 of the index supplement and “Selected Risk Considerations” beginning on page PS-4 of this pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes are not bank deposits and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.  The Notes are not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

	Price to Public[2]	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	0.50%	99.50%
Total	$2,660,000	$13,300	$2,646,700

2                      The price to the public for any single purchase by an investor in certain trust accounts, who is not being charged the full selling concession or fee by other dealers of approximately 0.50%, is 99.50%.  The price to the public for all other purchases of Notes is 100%.

JPMorgan Placement Agent

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated August 31, 2010, as supplemented by the prospectus supplement dated May 27, 2011 and the index supplement dated May 31, 2011 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part.  This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement and the index supplement, as the Notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•                  Prospectus dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

•                  Prospectus Supplement dated May 27, 2011:

http://www.sec.gov/Archives/edgar/data/312070/000119312511152766/d424b3.htm

•                  Index Supplement dated May 31, 2011:

http://www.sec.gov/Archives/edgar/data/312070/000119312511154632/d424b3.htm

Our SEC file number is 1-10257.  As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

Hypothetical Examples of Amounts Payable Upon Automatic Call or at Maturity

The following table illustrates the hypothetical simple total return (i.e., not compounded) on the Notes that could be realized on the applicable review date for a range of movements in the reference asset as shown under the column “Index Appreciation/Depreciation at Review Date.”  There will be only one payment on the Notes whether called or at maturity.  An entry of “N/A” indicates that the Notes would not be called on the applicable review date and no payment would be made for such date.  The hypothetical returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes.  The examples below do not take into account any tax consequences from investing in the Notes.

		Notes are called on or prior to Final Valuation Date		Notes are not called on or prior to Final Valuation Date

Closing Level at Review Date	Index Appreciation/ Depreciation at Review Date	Total Return	Payment on Call Settlement Date	Reference Asset Return	Total Return	Payment at Maturity

1346.3372	80.00%	6.75%	$1,067.50	80.00%	N/A	N/A
1271.5407	70.00%	6.75%	$1,067.50	70.00%	N/A	N/A
1196.7442	60.00%	6.75%	$1,067.50	60.00%	N/A	N/A
1121.9477	50.00%	6.75%	$1,067.50	50.00%	N/A	N/A
1047.1511	40.00%	6.75%	$1,067.50	40.00%	N/A	N/A
972.3546	30.00%	6.75%	$1,067.50	30.00%	N/A	N/A
897.5581	20.00%	6.75%	$1,067.50	20.00%	N/A	N/A
822.7616	10.00%	6.75%	$1,067.50	10.00%	N/A	N/A
785.3634	5.00%	6.75%	$1,067.50	5.00%	N/A	N/A
747.9651	0.00%	6.75%	$1,067.50	0.00%	N/A	N/A
710.5668	-5.00%	N/A	N/A	-5.00%	0.00%	$1,000.00
673.1686	-10.00%	N/A	N/A	-10.00%	0.00%	$1,000.00
598.3721	-20.00%	N/A	N/A	-20.00%	0.00%	$1,000.00
523.5756	-30.00%	N/A	N/A	-30.00%	-30.00%	$700.00
448.7791	-40.00%	N/A	N/A	-40.00%	-40.00%	$600.00
373.9826	-50.00%	N/A	N/A	-50.00%	-50.00%	$500.00
299.1860	-60.00%	N/A	N/A	-60.00%	-60.00%	$400.00
224.3895	-70.00%	N/A	N/A	-70.00%	-70.00%	$300.00
149.5930	-80.00%	N/A	N/A	-80.00%	-80.00%	$200.00
74.7965	-90.00%	N/A	N/A	-90.00%	-90.00%	$100.00
0.0000	-100.00%	N/A	N/A	-100.00%	-100.00%	$0.00

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases from the initial level of 747.9651 to a closing level of 972.3546 on a review date.
Because the closing level on the review date of 972.3546 is greater than the call level of 747.9651, the Notes are automatically called, and the investor receives a single payment of $1,067.50 per $1,000 principal amount Note.

Example 2: On each review date, the closing level of the Index is below the initial level of 747.9651.  On the final valuation date, the level of the reference asset decreases to a final level of 710.5668.
Because the closing level on each of the review dates is less than the call level of 747.9651, the Notes are not called.  Because the reference asset return of -5.00% is greater than -20%, the payment at maturity is the principal amount of $1,000 per $1,000 principal amount Note.

Example 3: On each review date, the closing level of the Index is below the initial level of 747.9651.  On the final valuation date, the level of the Index decreases to a final level of 448.7791.
Because the closing level on each of the review dates is less than the corresponding call level of 747.9651, the Notes are not called.  Because the reference asset return of -40.00% is less than -20%, investor will receive a payment that is less than the principal amount calculated as follows for each $1,000 principal amount Note:

$1,000 + [$1,000 x -40%] = $600.00

Selected Purchase Considerations

•                  Market Disruption Events and Adjustments—The final valuation date, the maturity date, the payment upon an automatic call or at maturity and the reference asset are subject to adjustment as described in the following sections of the prospectus supplement:

o                 For a description of market disruption events that may affect the reference asset, see “Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Commodities”;

o                 For a description of further adjustments that may affect the reference asset, see “Reference Assets—Indices—Adjustments Relating to Securities with the Reference Asset Comprised of an Index or Indices”.

•                  Appreciation Potential—If the closing level of the Index is greater than or equal to the applicable call level on a review date, your investment will yield a return on the Notes of 6.75%.

•                  Potential Early Exit with Appreciation as a Result of Automatic Call Feature—While the original term of the Notes is 6 months, the Notes will be called before maturity if the closing level of the Index is at or above the call level on a review date, and you will be entitled to the applicable premium payment set forth on the cover of this pricing supplement.

•                  Limited Protection Against Loss— If the Notes are not called, your payment at maturity of the principal amount of the Notes is protected against a decline in the final level, as compared to the initial level, of up to 20%.  If the final level declines from the initial level by more than 20%, you will lose an amount equal to 1% (or a fraction thereof) of the principal amount of your Notes for every 1% (or a fraction thereof) that the final level is below the initial level. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Selected Risk Considerations—Credit of Issuer” in this pricing supplement.

•                  We May, But Are Not Obligated to, Redeem the Notes Upon the Occurrence of a Change in Law Redemption Event or Hedging Disruption Event—We have the right to redeem or “call” your Notes without your consent at our sole discretion upon the occurrence of a Change in Law Redemption Event or a Hedging Disruption Event (both events as described below).

The commodity futures contracts included in the Index are subject to legal and regulatory regimes that are in the process of changing in the United States and, in some cases, in other countries. For example, the United States Congress has enacted legislation that is, among other things, intended to limit speculation and increase transparency in the commodity markets and regulate the over-the-counter derivatives markets. The legislation requires the Commodity Futures Trading Commission (the “CFTC”) to adopt rules on a variety of issues and many provisions of the legislation will not become effective until such rules are adopted.

Among other things, the legislation requires that most over-the-counter transactions be executed on organized exchanges or facilities and be cleared through regulated clearing houses, and requires registration of, and imposes regulations on, swap dealers and major swap participants.  The legislation also authorizes the CFTC to adopt rules with respect to the establishment of limits on futures positions that are not entered into or maintained for “bona fide” hedging purposes, as defined in the legislation.  The legislation also requires the CFTC to apply its position limits on physical commodities across the futures positions held by a market participant on any exchange or trading facility, together with its positions in swaps that are  “economically equivalent”  to the specified exchange-traded futures that are subject to position limits. The enactment of the legislation, and the CFTC’s adoption of rules on position limits, which have been adopted but have not yet become effective, could limit the extent to which entities can enter into transactions in exchange-traded futures contracts as well as related swaps and could make participation in the markets more burdensome and expensive. Any such limitations could restrict or prevent our ability to hedge our obligations under the Notes.  If they are imposed, those restrictions on effecting transactions in the futures markets could substantially reduce liquidity in the commodity futures contracts included in the Index, which could adversely affect the level of the Index and, in turn, the market value of the Notes and the amounts payable on the Notes.  In addition, other parts of the legislation, by increasing regulation of, and imposing additional costs on, swap transactions, could reduce trading in the swap market and therefore in the futures markets, which would further restrict liquidity and adversely affect prices.  Any such restrictions could restrict or prevent our ability to hedge our obligations under the Notes.  If such restrictions are imposed on market participants, we or our affiliates may be unable to effect, or may be required to unwind, in whole or in part, transactions necessary to hedge our obligations under the Notes, in which case we will have the right, but not the obligation, to redeem your Notes.

If we exercise our right to redeem the Notes upon the occurrence of a Change in Law Redemption Event or Hedging Disruption Event, the payment you receive may be less than the payment that you would have otherwise been entitled to receive upon an Automatic Call or at maturity, and you may not be able to reinvest any amounts received on the redemption date in a comparable investment. Our right to redeem the Notes upon the occurrence of a Change in Law Redemption Event or Hedging Disruption Event may also adversely impact your ability to sell your Notes, and/or the price at which you may be able to sell your Notes, following the occurrence of such Change in Law Redemption Event or Hedging Disruption Event.

Moreover, even if such legislative, regulatory or other market changes do not result in a Change in Law Redemption Event or Hedging Disruption Event, or we do not exercise our right to redeem the Notes, the restrictions on effecting transactions in the futures markets could substantially reduce liquidity in the contracts included in the Index, which could adversely affect the level of the Index and, in turn, the return on and the value of the Notes.

Our right to redeem the Notes does not mean that you have any right to require us to repay your Notes prior to maturity.

•                  Material U.S. Federal Income Tax Considerations—The material tax consequences of your investment in the Notes are summarized below.  The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement.  Except as noted under “Non-U.S. Holders” below, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement.  In addition, this discussion applies to you only if you are an initial purchaser of the Notes; if you are a secondary purchaser of the Notes, the tax consequences to you may be different.

NO STATUTORY, JUDICIAL OR ADMINISTRATIVE AUTHORITY DIRECTLY DISCUSSES HOW YOUR NOTES SHOULD CURRENTLY BE TREATED FOR U.S. FEDERAL INCOME TAX PURPOSES.  AS A RESULT, CERTAIN ASPECTS OF THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF YOUR INVESTMENT IN THE NOTES ARE UNCERTAIN.  ACCORDINGLY, WE URGE YOU TO CONSULT YOUR TAX ADVISOR AS TO THE U.S.  FEDERAL INCOME TAX CONSEQUENCES OF YOUR INVESTMENT IN THE NOTES AS WELL AS THE APPLICATION OF STATE, LOCAL AND OTHER TAX LAWS TO YOUR INVESTMENT IN THE NOTES.

The following section is the opinion of our special tax counsel, Sullivan & Cromwell LLP, and it assumes that the description of the terms of the Notes in this pricing supplement is materially correct.

Based in part on information provided to us by the Issuer, it would be reasonable to treat your Notes as short-term contingent debt instruments for United States federal income tax purposes.  Except as otherwise noted, the discussion below assumes that the Notes will be treated as such.

All interest on a short-term debt instrument is generally treated as original issue discount (“OID”) for U.S. federal income tax purposes.  Although there is no authority that specifically addresses the tax treatment of short-term contingent debt instruments, it is likely that you should not recognize any income prior to the maturity of the Notes.  However, if your taxable year ends on a day after the amount you are to receive upon redemption or maturity of the Notes is determined but before the actual redemption or maturity of the Notes, you may be required to accrue income in respect of the Notes in such taxable year.

Upon the redemption or maturity of your Notes, you should generally recognize ordinary income or capital loss in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes.  Upon a sale or exchange of your Notes, it would be reasonable for you to recognize short-term capital gain or loss in an amount equal to the difference between the amount you paid for your Notes and the amount received by you upon such sale or exchange, unless you sell or exchange your Notes after the date on which the amount you are entitled to receive upon maturity or redemption is determined, in which case it would be reasonable for you to treat any gain that you recognize as ordinary income and any loss that you recognize as a short-term capital loss.  The deductibility of capital losses is subject to limitations.  In addition, you may be required to defer interest deductions that are allocable to your purchase of the Notes.

Alternative Treatments.  There is no judicial or administrative authority discussing how your Notes should be treated for U.S. federal income tax purposes. Therefore, the Internal Revenue Service might assert that a treatment other than that described above is more appropriate.  For example, it is possible the Internal Revenue Service could assert that OID should be treated as accruing over the term of your Notes.  The rules for how such OID might be calculated are unclear, but it may, for example, be reasonable to calculate such OID using a method analogous to the rules for accruing interest on a contingent payment debt instrument.  For a discussion of the rules governing contingent payment debt instruments, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement.

It is also possible that the Internal Revenue Service could treat your notes as a prepaid executory contract in respect of the Reference Asset.  For a discussion of the rules governing executory contracts, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement.You should consult your tax advisor as to the tax consequences of such characterization and any possible alternative characterizations of your notes for U.S. federal income tax purposes.

“Specified Foreign Financial Asset” Reporting.  Under legislation enacted in 2010, individuals that own “specified foreign financial assets” with an aggregate value in excess of $50,000 are generally required to file an information report with respect to such assets with their tax returns.  “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions (such as your Notes), as well as any of the following, but only if they are not held in accounts maintained by financial institutions:  (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities.  The Internal Revenue Service has suspended this filing requirement for tax returns that are filed before it finalizes the form on which to report the relevant information.  However, once the Internal Revenue Service finalizes the form, taxpayers that were not required to report in prior years because of the suspension will nevertheless be required to report the relevant information for such prior years on such form.  Individuals are urged to consult their tax advisors regarding the application of this legislation to their ownership of the Notes.

Non-U.S. Holders.  Barclays currently does not withhold on payments treated as interest to non-U.S. holders in respect of instruments such as the Notes.  However, if Barclays determines that there is a material risk that it will be required to withhold on any such payments, Barclays may withhold on any payments treated as interest at a 30% rate, unless you have provided to Barclays an appropriate and valid Internal Revenue Service Form W-8.  In addition, non-U.S. holders will be subject to the general rules regarding information reporting and backup withholding as described under the heading “Certain U.S. Federal Income Tax Considerations— Information Reporting and Backup Withholding” in the accompanying prospectus supplement.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Index or the futures contracts comprising the Index.  These risks are explained in more detail in the “Risk Factors” sections of the prospectus supplement and the index supplement, including but not limited to the risk factors discussed under the following headings:

•                  “Risk Factors—Risks Relating to All Securities”;

•                  “Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”;

•                  “Risk Factors—Additional Risks Relating to Securities with a Maximum Return, Maximum Rate, Ceiling or Cap”;

•                  “Risk Factors—Additional Risks Relating to Securities Which We May Call or Redeem (Automatically or Otherwise)”;

•                  “Risk Factors—Additional Risks Relating to Securities with a Barrier Percentage or a Barrier Level”;

•                  “Risk Factors—Additional Risks Relating to Notes Which Are Not Characterized as Being Fully Principal Protected or Are Characterized as Being Partially Protected or Contingently Protected” and

•                  “Risk Factors— Additional Risks Relating to Securities with Reference Assets That Are Commodities, an Index Containing Commodities, Shares or Other Interests in an Exchange-Traded Fund Invested in Commodities or Based in Part on Commodities.”

In addition to the risks discussed under the headings above, you should consider the following:

•                  Your Investment in the Notes May Result in a Loss—If the Notes are not called and the final level declines by more than 20% compared to the initial level, you will be fully exposed to any decline in the final level from the initial level and may lose up to 100% of your initial investment.

•                  Limited Return on the Notes—Your potential gain on the Notes will be limited to the call premium, as set forth on the cover of this pricing supplement, regardless of the appreciation in the level of the Index, which may be significant.  In addition, the level of the Index at various times during the term of the Notes could be higher than closing level on the review dates, and you may receive a lower payment if called or at maturity, as the case may be, than you would have if you had invested directly in the reference asset.

•                  No Interest Payments—As a holder of the Notes, you will not receive interest payments.

•                  Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates.  As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you.  The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

•                  Lack of Liquidity—The Notes will not be listed on any securities exchange.  Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.  Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•                  Credit of Issuer — The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party.  Any payment to be made on the Notes depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due.  In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•                  Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes.  In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•                  Suitability of the Notes for Investment—You should reach a decision to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the specific information set out in this pricing supplement, the index supplement, the prospectus supplement, and the prospectus. Neither the Issuer nor Barclays Capital Inc. makes any recommendation as to the suitability of the Notes for investment.

•                  Taxes— The U.S. federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above.  We intend to treat the Notes as short-term contingent debt for U.S. federal income tax purposes.  There are no U.S. federal income tax rules that specifically govern short-term contingent debt.  We do not plan to request a ruling from the Internal Revenue Service regarding the tax treatment of the Notes, and the Internal Revenue Service or a court may not agree with the tax treatment described in this pricing supplement.  Please carefully review the section entitled “Material U.S. Federal Income Tax Considerations” in this pricing supplement for additional information regarding this risk.  You should also consult your tax advisor about this risk.

•                  Reinvestment risk — If your Notes are subject to an Automatic Call prior to the final valuation date, the term of the Notes could be as short as approximately three months.  There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes in a comparable investment with a similar level of risk in the event the Notes are called or redeemed prior to the maturity date.

•                  Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Index on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

o                 the expected volatility of the Index;

o                 the expected volatility of the price of Brent crude oil, and of the prices of exchange-traded futures contracts for the purchase or delivery of Brent crude oil;

o                 the time to maturity of the Notes;

o                 interest and yield rates in the market generally;

o                 a variety of economic, financial, political, regulatory or judicial events, especially those affecting the prices of commodities underlying the Index; and

o                 our creditworthiness, including actual or anticipated downgrades in our credit ratings.

•                  Prices of Commodities and Commodity Futures Contracts are Highly Volatile and May Change Unpredictably — Commodity prices are highly volatile and, in many sectors, have experienced unprecedented historical volatility in the past few years. Commodity prices are affected by numerous factors including: changes in supply and demand relationships (whether actual, perceived, anticipated, unanticipated or unrealized); weather; agriculture; trade; fiscal, monetary and exchange control programs; domestic and foreign political and economic events and policies; disease; pestilence; technological developments; changes in interest rates, whether through governmental action or market movements; monetary and other governmental policies, action and inaction; macroeconomic or geopolitical and military events, including political instability in some oil-producing countries; and natural or nuclear disasters. Those events tend to affect prices worldwide, regardless of the location of the event. Market expectations about these events and speculative activity also cause prices to fluctuate. These factors may adversely affect the performance of the Index and, as a result, the market value of the Notes, and any payments you may receive under the terms of the Notes.

Moreover, the prices of many of the commodities, particularly energy and agricultural commodities, reached historically high levels in 2009.  Since reaching such highs, prices have fallen precipitously, to approximately 25% of their historic highs, in some cases, and prices have experienced unprecedented volatility since that time.  In the case of many commodities, recent prices have also risen substantially, although they have not reached their historically high levels.  There is no assurance that prices will again reach their historically high levels or that volatility will subside.  It is possible that lower prices, or increased volatility, will adversely affect the performance of the Index and, as a result, the market value of the Notes.

•                  Future Prices of the Components of the Index That are Different Relative to Their Current Prices May Result in a Lower Level for the Index— The Index is composed of commodity futures contracts rather than physical commodities.  Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity.  As the exchange-traded futures contracts that comprise the Index approach expiration, they are replaced by similar contracts that have a later expiration.  Thus, for example, a futures contract purchased and held in August may specify an October expiration.  As time passes, the contract expiring in October may be replaced by a contract for delivery in November.  This process is referred to as “rolling”.  If the market for these contracts is (putting aside other considerations) in “backwardation”, which means that the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the October contract would take place at a price that is higher than the price of the November contract, thereby creating a “roll yield”.  The actual realization of a potential roll yield will be dependent upon the level of the related spot price relative to the unwind price of the commodity futures contract at the time of sale of the contract.  While many of the contracts included in the Index have historically exhibited consistent periods of backwardation, backwardation will most likely not exist at all times.  Moreover, certain of the commodities reflected in the Index have historically traded in “contango” markets.  Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months.  The absence of backwardation in the commodity markets could result in negative “roll yields”, which could adversely affect the level of the Index and, accordingly, and any payments you may receive under the terms of the Notes.

•                  Suspension or Disruptions of Market Trading in Commodities and Related Futures May Adversely Affect the Value of the Notes — The commodity futures markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention.  In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in some futures contract prices that may occur during a single business day.  These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price”.  Once the limit price has been reached in a particular contract, no trades may be made at a price beyond the limit, or trading may be limited for a set period of time.  Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at potentially disadvantageous times or prices.  These circumstances could adversely affect the level of the Index, therefore, the value of the Notes.

•                  The Index Provides Exposure to Futures Contracts and Not Direct Exposure to Physical Commodities — The Index is comprised of futures contracts on Brent crude oil and does not provide exposure to the spot price of Brent crude oil.  The price of a commodity futures contract reflects the expected value of the commodity upon delivery in the future, whereas the spot price of a commodity reflects the immediate delivery value of the commodity.  A variety of factors can lead to a disparity between the expected future price of a commodity and the spot price at a given point in time, such as the cost of storing the commodity for the term of the futures contract, interest charges incurred to finance the purchase of the commodity and expectations concerning supply and demand for the commodity.  The price movement of a futures contract is typically correlated with the movements of the spot price of the reference commodity, but the correlation is generally imperfect and price moves in the spot market may not be reflected in the futures market (and vice versa).  Accordingly, the Notes may underperform a similar investment that reflects the return on the underlying physical commodity.

•                  The Notes May Be Subject to Certain Risks Specific to Brent Crude Oil — Brent crude oil is an energy-related commodity.  Consequently, in addition to factors affecting commodities generally that are described herein and in the prospectus supplement, the Notes may be subject to a number of additional factors specific to energy-related commodities that might cause price volatility.  These may include, among others:

o                 changes in the level of industrial and commercial activity with high levels of energy demand;

o                 disruptions in the supply chain or in the production or supply of other energy sources;

o                 price changes in alternative sources of energy;

o                 adjustments to inventory;

o                 variations in production and shipping costs;

o                 costs associated with regulatory compliance, including environmental regulations; and

o                 changes in industrial, government and consumer demand, both in individual consuming nations and internationally.

These factors interrelate in complex ways, and the effect of one factor may offset or enhance the effect of another factor and may adversely affect the market value of the Notes.

•                  Futures Contracts on Brent Crude Oil are the Benchmark Crude Oil in European Markets— Because futures contracts on Brent crude oil are the benchmark crude oil contracts in European markets, the level of the Index will be affected by economic conditions in Europe, as well as by global economic conditions. A decline in economic activity in Europe, or globally, could result in decreased demand for crude oil and for futures contracts on crude oil, which could adversely affect the level of the Index, therefore, the market value of the Notes.

•                  Owning the Notes is not the Same as Owning the Commodity Underlying the Index, Futures Contracts for Such Commodity or Certain Other Commodity Related Contracts Directly – The return on your Notes will not reflect the return you would realize if you actually purchased the commodity underlying the Index, futures contracts for such commodity or exchange-traded or over-the-counter instruments based on the commodity. You will not have any rights that holders of such assets or instruments have.

•                  We Are Under No Obligation to Avoid the Occurrence of a Hedging Disruption Event By Ceasing or Otherwise Restricting Our Trading Activities That We May Engage In On Behalf of Our Customers or For Proprietary Accounts — We and our affiliates expect to engage in trading activities related to the index components (including the underlying physical commodities), futures or options on the index components or the Index, or other derivative instruments with returns linked to the performance of index components or the Index, which activities would be unrelated to the Notes.  We may engage in these trading activities in facilitating transactions, including options and other derivatives transactions, for our and our affiliates’ customers and in accounts under our and our affiliates’ management, as well as for our and our affiliates’ proprietary accounts.  These trading activities may contribute to our aggregate holding of a particular commodity, or derivatives based on prices of that commodity, to which the Index also relates, which may be subject to a specified position limit set by a regulatory or self-regulatory body, including any exchange or trading facility.  Under the terms of the Notes, we may redeem the Notes in whole (but not in part) at our sole discretion upon the occurrence of a Hedging Disruption Event (as defined herein), which may include when Hedge Positions (as defined herein) would contribute to the breach of such applicable position limits.  See “Hedging Disruption Redemption Event” for more information.  We are under no obligation to cease or otherwise restrict our trading activities that we and our affiliates may engage in on behalf of customers or for proprietary accounts in order to avoid breaching such position limits and to avoid the occurrence of a Hedging Disruption Event.  As a result, these trading activities unrelated to the Notes may result in increasing the likelihood of a Hedging Disruption Redemption Event occurring during the term of the Notes.

Change in Law Redemption Event

Upon the occurrence of a Change in Law that, in our sole determination, would, or is reasonably likely to:  (i) have an adverse effect upon, or otherwise require us or our affiliates to unwind or terminate, in whole or in part, any of the positions, transactions or contractual arrangements pursuant to which we or our affiliates have hedged, individually or on a portfolio basis, our obligations under the Notes; or (ii) restrict our ability, or make it reasonably impracticable, to maintain existing hedging positions, enter into future transactions or contractual arrangements, or to establish or modify positions, to hedge, individually or on a portfolio basis, our obligations under the Notes, we may, but are not obligated to, redeem the Notes in whole (but not in part) in accordance with the provisions set forth herein.

For purposes of the above, “Change in Law” means (i) the adoption of, or change in, any applicable law, rule, regulation, or order by any court, tribunal, regulatory authority or exchange, or (ii) the promulgation or withdrawal of, or any change in, the interpretation by any court, tribunal, regulatory authority or exchange, or the issuance, revocation or modification of any applicable law, rule, regulation, order, exemption, position limit or “no-action” position of any regulatory authority or exchange, with competent jurisdiction of any applicable law, rule or regulation, interpretation, order or position occurring, in each case as set forth in (i) and (ii) above, after the pricing date. For the avoidance of doubt, if a Change in Law becomes effective only after a specified transition period, the occurrence of a Change in Law is not the date on which such Change in Law becomes effective but rather the date on which the Change in Law was officially adopted or enacted by the relevant body.

Hedging Disruption Redemption Event

We may, but are not obligated to, redeem the Notes in whole (but not in part) at our sole discretion upon the occurrence of a Hedging Disruption Event.  A “Hedging Disruption Event” means that we determine that we or our affiliates are unable or will become unable, after using commercially reasonable efforts, to either: (a) acquire, establish, re-establish, substitute, maintain, unwind or dispose of any (i) positions or contracts in securities, options, futures, derivatives or foreign exchange, (ii) loans of stock or other securities or (iii) (without limiting the generality of the foregoing) any other instruments or arrangements, in each case of (i) through (iii), the purpose of which is to hedge, individually or on a portfolio basis, a portion or all of our obligations under the Notes (each, a “Hedge Position” and collectively, the “Hedge Positions”), including, without limitation, where such Hedge Positions would contribute to the breach of applicable position limits set by any regulatory or self-regulatory body, including any exchange or trading facility, whether on a standalone basis or as a result of any adjustment(s) to the commodity exposure incurred by us under the Notes; or (b) freely realize, recover, receive, repatriate, remit or transfer the proceeds of the Hedge Positions or the Notes.

Redemption Notice

If we elect to redeem the Notes following a Change in Law Redemption Event or a Hedging Disruption Event, we will deliver written notice as promptly as possible of such election to redeem to the Depository Trust Company (“DTC”) and to The Bank of New York Mellon, the trustee under the Senior Debt Indenture dated September 16, 2004 (the “Trustee”) (the date of such delivery being the “Notice Date”). In this scenario, the final valuation date will be deemed to be the Notice Date, and the Notes will be redeemed on the fifth business day following such deemed final valuation date, subject to market disruption events, at an amount equal to the redemption amount.

Description of the Reference Asset

S&P GSCI® Brent Crude Index Excess Return

The Index is a single-component sub-index version of the S&P GSCI® that is designed to be a benchmark for Brent crude as an asset class.  As presently constituted, the only contract in the S&P GSCI® used to calculate the Index is the Brent crude oil futures contract traded on the IntercontinentalExchange.  For a description of the S&P GSCI®, see the information set forth under “Commodity Indices—S&P GSCI® Commodity Indices” in the index supplement.  The Brent crude futures contract (Reuters ticker: LCO) included in the Index changes each month because the contract included in the Index at any given time is currently required to be the Brent crude futures contract traded on the IntercontinentalExchange with the closest expiration date (the “front-month contract”).  The front-month contract expires at the end of the designated settlement period on the London Business Day (as used herein, “London Business Day” means a trading day that is not a public holiday in England and Wales) immediately preceding either (i) the 15th day before the first day of the contract month, if such 15th day is a London Business Day, or (ii) if such 15th day is not a London Business Day, the next preceding London Business Day. The Index incorporates a methodology for rolling into the contract with the next closest expiration date (the “next-month contract”) each month. The Index gradually reduces the weighting of the front-month contract and increases the weighting of the next-month contract over a five business day period commencing on the fifth business day of the month, so that on the first day of the roll-over the front-month contract represents 80% and the next-month contract represents 20% of the Index, and on the fifth day of the roll-over period (i.e., the ninth business day of the month) the next-month contract represents 100% of the Index.  Over time, this monthly roll-over leads to the inclusion of many different individual Brent crude futures contracts in the Index.  The commodities industry utilizes single-component indices because the purpose of a commodities index is generally to reflect the current market price of the index components by including the front-month futures contract with respect to each component, necessitating a continuous monthly roll-over to a new front-month contract.  As the underlying commodity is not static but rather is represented by constantly changing contracts, a single commodity index actually contains a changing series of individual contracts and is regarded by commodities industry professionals as a valuable tool in tracking the change in the value of the underlying commodity over time.

Value of the Index

The Index incorporates the returns of those contracts in the S&P GSCI® that comprise the Index (currently only the Brent crude futures contract traded on the IntercontinentalExchange) and the discount or premium obtained by rolling hypothetical positions in those contracts forward as they approach delivery.

The value of the Index on any S&P GSCI Business Day is equal to the product of (1) the value of the Index on the immediately preceding S&P GSCI business day multiplied by (2) one plus the sum of the contract daily return.  The contract daily return on any given day is equal to the sum, for each of the commodities included in the Index, of the applicable daily contract reference price on the relevant contract (currently only the Brent crude futures contract traded on the IntercontinentalExchange) multiplied by the appropriate CPW and the appropriate roll weight, divided by the total dollar weight of the Index on the preceding day.

The initial value of the Index was normalized such that its hypothetical level on January 8, 1999 was 100.

For reference purposes only, the closing level of the Index on the pricing date and the final valuation date may be seen using the Bloomberg ticker as described below.  However, if there is any discrepancy between the levels specified on Bloomberg and those determined by the calculation agent in accordance with the information set forth under “Description of the Reference Asset” above, the levels determined by the calculation agent shall prevail.

♦  With respect to the S&P GSCI® Brent Crude Index Excess Return, the closing value of the S&P GSCI® Brent Crude Index Excess Return  published at the regular weekday close of trading on the relevant date as displayed on Bloomberg Professional® service page “SPGCGRP <Index>“ or any successor page on Bloomberg Professional® service or any successor service, as applicable.

License Agreement

The Notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s, a subsidiary of The McGraw-Hill Companies, Inc. (“S&P”). S&P does not make any representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the S&P GSCI® or any of its sub-indices to track general stock market performance.

S&P’s only relationship to Barclays Bank PLC is the licensing of certain trademarks and trade names of S&P and of the Indices, which are determined, composed and calculated by S&P without regard to Barclays Bank PLC or the Notes. S&P has no obligation to take the needs of Barclays Bank PLC or the owners of the Notes into consideration in determining, composing or calculating the Indices.  S&P is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash.  S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE INDICES OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN.  S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY BARCLAYS BANK PLC, OWNERS OF THE SECURITIES OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDICES OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE INDICES OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

S&P GSCI®, S&P GSCI® Index, S&P GSCI® Total Return Index, S&P GSCI® Brent Crude Index Excess Return and S&P GSCI® Commodity Index are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Barclays Bank PLC.

Historical Information

The following graph sets forth the historical performance of the Index based on the daily closing level of the Index from January 7, 2002 through December 16, 2011. The closing level of the Index on December 16, 2011 was 747.9651.

We obtained the settlement prices below from Bloomberg, L.P.  We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P.  The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the level of the Index on any day during the term of the Notes.  We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Certain Employee Retirement Income Security Act Considerations

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and JPMorgan Securities LLC will act as placement agents for the Notes pursuant to separate placement agency agreements with the issuer and will receive a fee pursuant to its agreement that will not exceed $5.00 per $1,000 principal amount Note. JPMorgan Securities LLC may act on behalf of an affiliate and may reallow all or a portion of fees received in connection with the distribution of the Notes to such affiliate.